Exhibit 2.3.3

                                 TRUST AGREEMENT

     THIS TRUST AGREEMENT is made and entered into this 18th day of January, 2006, by and between. Voium Technologies Ltd. ("VTL") and, Xing Chunlin ("Trustee").

1.   Trustee shall do the following:

     a. Assist in. consummating an agreement to purchase stock representing sixty-five percent (65%) of the issued and outstanding capital stock ("Stock") of Candidsoft Technologies Co. Lt& of Beijing
          ("Candidsoft"), for an on behalf of a China company to be designated by VTL on the terms and conditions directed by VTL.

     b.   Purchase the Stock with funds supplies by VTL.

     c. Hold the Stock in Trustee's name for the benefit of a China corporation designated by VTL.

     d.   Deliver the Stock to VTL or its designee for safekeeping.

     e. Execute a stock power in blank and deliver the stock power to VTL or its designee.

     f. Vote the Stock as digested by VTL in any shareholder meeting, including election of three of five directors of Candidsoft.

     g. Cause any proceeds arising with respect to distributions on the Stock to be paid as directed by VTL.

     h. Enter into Technology Agreement between, Candidsoft and VTL which shall provide for the payment of. 65% of the not profits of Candidsoft to VTL for use of VTL Technology. For purposes of this Trust Agreement, any amounts paid or accrued to VTL pursuant to the Technology Agreement shall be treated as if such amounts were stock distributions pursuant to Paragraph 1g above.

2. For the performance of his duties hereunder Trustee shall be compensated in the amount of RMB 1,000.

3. VTL does hereby irrevocably covenant, promise and agree to indemnify Trustee and to hold him harmless from and against any and all losses, claims, expenses, suits, costs, demands, damages or liabilities, joint or several, of whatever kind or nature which Trustee may sustain or to which he may become subject arising out of or relating in any way to Trustee, including without limitation, in, each case attorneys' fees, costs and expenses actually incurred in defending against or enforcing any such losses, claims, expenses, suits, damages or liabilities.

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4.   Trustee  represents  that be is the owner of the balance of the  Candidsoft shares and agrees that he will not transfer his Candidsoft shares without approval of VTL.

5. This trust shall commence on. the date hereof and shall terminate on December 31, 2026 or on the performance of the acts set forth in Paragraph 1 hereof, whichever first occurs.

IN WITNESS WHEREOF the parties have executed this Trust Agreement on the day and in the month and year first set forth, hereinabove.

Voium Technologies Ltd.                              Trustee

By:  /s/ Hin Hiong Khoo                              By:  /s/ Xing Chunlin
     ------------------                                   ----------------
     Hin Hiong Khoo, Chairman                             Xing Chunlin





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